SECURITI[ES AND EXCHANGE CO]MMISSION

02021136

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SEC MAIL PROCESSING SECTION
JUN 28 2002
WASH. D.C.
164

SEC FILE NUMBER
8-36765

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Paragon Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Danny J. Levine (212) 742-1500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

7-5-02

2A

OATH OR AFFIRMATION

I, Danny J. Levine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paragon Capital Markets, Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

MARIE DiMICHELE
Notary Public, State of New York
No. 03-4998692
Qualified in Westchester County
Commission Expires July 6, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (o) Independent Auditors' report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Stockholder
Paragon Capital Markets, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Paragon Capital Markets, Inc., a wholly-owned subsidiary of Drake & Company Holdings, Inc., as of March 31, 2002. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Paragon Capital Markets, Inc. at March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

May 9, 2002

Paragon Capital Markets, Inc.

Statement of Financial Condition

March 31, 2002

Assets	
Cash and cash equivalents	**$ 3,199**
Cash held at brokers (Note 1)	**4,514,518**
Securities owned, at market value (Notes 1 and 2)	**2,996,112**
Other assets	**82,734**
	$7,596,563
Liabilities and Stockholder's Equity	
Liabilities:	
Bank overdraft	**$ 225,707**
Securities sold, not yet purchased, at market value (Notes 1, 2 and 4)	**1,871,441**
Other liabilities and accrued expenses	**753,728**
Total liabilities	**2,850,876**
Commitments and contingencies (Notes 3, 4 and 5)	
Stockholder's equity (Note 3)	**4,745,687**
	$7,596,563

See accompanying summary of business and accounting policies and notes to statement of financial condition.

Summary of Business and Accounting Policies

Business

Paragon Capital Markets, Inc. ("Company") is a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly-owned subsidiary of Drake & Company Holdings, Inc. ("DCH" or 'Parent"). The Company is a market maker in certain securities and engages in investment banking activities.

The Company has an agreement ("Agreement") with clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost and are depreciated using predominately accelerated methods over their estimated useful lives of five years. Leasehold improvements are amortized over the lesser of their economic useful lives or the terms of the related leases.

Cash Equivalents

The Company considers all liquid debt instruments with an initial maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1. Clearing Agreements

The Company has clearing agreements with two brokerage firms to carry its account as a customer of the clearing firm and the accounts of its customers. The Brokers have custody of the Company's securities and cash balances.

These securities and/or cash positions serve as collateral for any amounts due to Brokers or as well as collateral for securities sold short or securities purchased on margin. The securities and/or cash positions also serve as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing firms.

The Company is subject to credit risk if the Brokers are unable to repay balances due or deliver securities in their custody.

2. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading securities at market values, as follows:

	Owned	Sold, not yet purchased
Corporate stocks	$2,978,167	$1,871,441
Corporate debt	17,945	-
	$2,996,112	$1,871,441

3. Regulatory Net Capital Requirements

The Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company to maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined, or up to $1,000,000 depending upon the level of the Company's market making activities. Regulatory net capital may fluctuate on a daily basis. At March 31, 2002, the Company had regulatory net capital and minimum regulatory net capital of $2,814,984 and $1,000,000, respectively.

4. Commitments and Contingencies

Customers' Transactions

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Securities Sold, Not Yet Purchased

The Company has sold securities that it has not yet purchased and it will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the March 31, 2002 market value of the securities. The Company is subject to market risk if the market value of the securities increases subsequent to March 31, 2002.

Operating Leases

The Company leases office facilities under operating lease agreements expiring at various dates through the year 2009. The Company shares the premises with DCH and its affiliates. Future minimum rental commitments for operating leases approximate the following:

Year ended March 31,	Minimum rental payments
2003	$ 486,000
2004	516,000
2005	516,000
2006	516,000
2007	480,000
Thereafter	713,000
	$3,227,000

The Company leases furniture and equipment under operating lease agreements expiring at various dates through the year 2004. Future minimum rental commitments approximate the following:

Year ended March 31,	
2003	$24,000
2004	3,000
	$27,000

Litigation

The Company is a defendant, or otherwise has possible exposure, in various legal actions arising out of its activities as a broker-dealer, underwriter or employer. Several of these actions, including certain class actions, claim substantial or unspecified damages which could be material to the financial statements taken as a whole. The Company is also involved, from time to time, in proceedings with, and investigations by, governmental agencies and self-regulatory organizations. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously, and that resolution of these actions will not have a materially adverse effect on the Company's financial condition.

Underwriting

In the normal course of business, the Company enters into underwriting agreements, letters of intent to underwrite and other investment banking commitments. The Company does not anticipate any material adverse effect on its financial position or the results of its operations resulting from these commitments, contingent liabilities and guarantees.

5. Retirement Plan

The Company has a defined contribution 401(k) profit sharing plan ("Plan") in the name of DCH covering substantially all of its employees. Profit sharing contributions to the Plan are at the discretion of the Company.

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Paragon Capital Markets, Inc.
New York, New York

In planning and performing our audit of the financial statements of Paragon Capital Markets, Inc. ("Company") for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required

to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Under standards issued by the American Institute of Certified Public Accountants, reportable conditions are matters coming to our attention relating to significant deficiencies in the design or operation of internal controls that, in our judgment, could adversely affect the Company's ability to record, process, summarize and report financial data consistent with management's assertions in the financial statements. Material weaknesses are reportable conditions in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Because of inherent limitations in internal controls, misstatements, losses or noncompliance may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that the error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of Paragon Capital Markets, Inc., for the year ended March 31, 2002, and this report does not affect our audit opinion thereon dated May 9, 2002.

The Company had several accounts with their clearing broker that were not accounted for in the Company's accounting records. The balances in these accounts were negligible. These accounts were opened by traders of the Company and used for various trading activities, but their existence was not communicated to the accounting department. These accounts were discovered during the course of the audit and have been brought to the attention of the accounting department and management.

Management has addressed this area by ensuring that any new accounts opened with their clearing broker will only be performed by the President of the Company. The existence of all new accounts will be communicated to the accounting department. These accounts that were discovered during the course of the audit are now included in the Company's accounting records.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as discussed in the preceding two paragraphs, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

May 9, 2002

Index

Paragon Capital Markets, Inc.

Statement of Financial Condition
March 31, 2002

BDO Seidman, LLP
Accountants and Consultants

Paragon Capital Markets, Inc.

Statement of Financial Condition

March 31, 2002